PARAMOUNT RESOURCES LTD.
Calgary, Alberta
May 10, 2006

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. Financial and Operating Results for the Three Months Ended March 31, 2006
CALGARY, ALBERTA – Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to announce its financial and operating results for the three months ended March 31, 2006.
Highlights
($ thousands except per share amounts and where stated otherwise)

	Three Months Ended
	Mar. 31, 2006	Dec. 31, 2005	% Change

FINANCIAL

Petroleum and natural gas sales	87,909	115,127	(24)

Funds flow from operations	42,413	48,893	(13)
Per share – diluted	0.63	0.72	(13)

Net earnings	7,764	37,758	(79)
Per share – diluted	0.12	0.56	(79)

Net capital expenditures, excluding acquisitions(2)	168,084	99,728	69

Market value of long-term investments (3)	293,060	358,464	(18)

Total assets	1,272,677	1,111,350	15

Net debt (4)	486,289	428,676	13

Common shares outstanding (thousands)	67,934	66,222	3

Market capitalization (5)	2,829,463	2,046,250	38

OPERATING

Natural gas sales volumes (MMcf/d)	82.9	92.7	(11)
Oil and NGLs sales volumes (Bbl/d)	3,339	3,383	(1)

Total sales (Boe/d)	17,152	18,837	(9)

Gas weighting	81%	82%	(1)

Total wells drilled (gross)	213	64	233

Success rate (6)	95%	100%	(5)

(1)	Readers are referred to the advisories concerning forward-looking statements, non-GAAP measures, and barrels of oil equivalent under the heading “Advisories”.

(2)	Net capital expenditures for the three months ended March 31, 2006 includes capital expenditures before acquisitions incurred on oil sands through joint venture and partnership interests totaling $36.5 million.

(3)	Based on the period end closing prices of Trilogy Energy Trust on the Toronto Stock Exchange and book value for remaining long-term investments.

(4)	Net debt is equal to the sum of long-term debt, working capital deficit (surplus) and stock-based compensation liability (excluding the stock-based compensation liability associated with Paramount Options of $55.9 million at March 31, 2006 ($46.6 million at December 31, 2005). See Liquidity and Capital Resources section of Paramount’s MD&A.

(5)	Based on the period end closing prices of Paramount Resources Ltd. on the Toronto Stock Exchange.

(6)	Success rate excludes oil sands wells.

Review of Operations
The following table summarizes Paramount’s average sales volumes by corporate operating unit (“COU”) for the three months ended March 31, 2006 and December 31, 2005:

Natural Gas Sales (MMcf/d)	Q1 2006	Q4 2005	Change (%)

Kaybob	13.5	13.8	(2)
Grande Prairie	15.4	16.4	(6)
Northwest Alberta / Cameron Hills, Northwest Territories	22.5	25.7	(12)
Northwest Territories / Northeast British Columbia	12.1	18.2	(34)
Southern	16.5	15.5	6
Other	2.9	3.1	(6)

Total	82.9	92.7	(11)

Crude Oil & Natural Gas Liquids Sales (Bbl/d)
Kaybob	333	303	10
Grande Prairie	398	505	(21)
Northwest Alberta / Cameron Hills, Northwest Territories	1,038	964	8
Northwest Territories / Northeast British Columbia	21	12	75
Southern	1,544	1,584	(3)
Other	5	15	(67)

Total	3,339	3,383	(1)

Total Sales (Boe/d)
Kaybob	2,581	2,610	(1)
Grande Prairie	2,960	3,246	(9)
Northwest Alberta / Cameron Hills, Northwest Territories	4,783	5,240	(9)
Northwest Territories / Northeast British Columbia	2,034	3,049	(33)
Southern	4,296	4,160	3
Other	498	532	(6)

Total	17,152	18,837	(9)

Kaybob
We have experienced the most active quarter to date in the Kaybob Operating Unit. Paramount participated in the drilling of 30 (10.5 net) wells in the first quarter of 2006, as compared to 16 (5.2 net) wells in the first quarter of 2005, excluding wells drilled on properties transferred to Trilogy Energy Trust. All wells drilled in the first quarter of 2006 were cased for potential gas production. We believe that once fully on stream, the results of these wells will show the benefits of exploring in the deep basin and in areas with multi-zone potential. By continuing to direct additional resources to this area, we expect to sustain our competitive advantage by drilling a large portfolio of prospects.
Paramount’s strategy for the Kaybob Operating Unit is to focus resources in areas that offer multi-zone drilling potential and large resource development opportunities. We plan to maintain a high working interest in the large contiguous land blocks, the gas gathering systems and the processing plants, and to continue to monitor the industry’s success on the deeper, higher risk prospects.
In the first quarter of 2006, the Kaybob Operating Unit spent $51 million on drilling, completion and facilities work plus an additional $8 million on land acquisitions. Crown land sale prices have been escalating at a fast rate over the past twelve months; our land is a valuable asset and we are actively managing activities to limit expirations. We will continue to evaluate expiring acreage and to develop some of the new pools that were recently discovered.

First quarter 2006 sales volumes for the Kaybob Operating Unit averaged 2,581 Boe/d as compared to fourth quarter 2005 average sales volumes of 2,610 Boe/d. The majority of the new wells drilled in the first quarter are awaiting pipeline and gas plant construction, compressor upgrades and regulatory approvals prior to being placed on production. The Resthaven gas plant has been shut down since January in order to expand the processing capacity to 25 MMcf/d (12.5 MMcf/d net), and is expected to be fully operational in the second quarter of 2006. Paramount expects to see an increase in production at that time. Further volumes will be brought onstream through this facility when required regulatory approvals are received to allow for the commingling of natural gas from more than one producing formation. The Musreau gas plant is also being expanded in the second quarter to allow for additional processing capacity. We expect new production volumes will be added through this plant when additional Paramount operated field compression and dehydrator construction is completed in the second quarter of 2006.
The Kaybob Operating Unit is forecasting a significant amount of drilling, completion and construction activity through the balance of the year. Building on our experiences with operating delays caused by weather, regulatory approval, non-operated parties and shortages in oilfield services; we continue to execute contingency plans to address these business risks, including securing rig commitments to ensure timely drilling and completion of wells. Further, we will continue to invest in the gathering systems and processing facilities to secure capacity to process our gas.
Grande Prairie
Sales for the first quarter of 2006 averaged 15.4 MMcf/d of natural gas and 398 Bbl/d of oil and natural gas liquids for a total of 2,960 Boe/d as compared to average sales volumes of 3,246 Boe/d for the fourth quarter of 2005. First quarter 2006 sales volumes decreased nine percent primarily because of normal production declines and a scheduled plant shut-down to expand plant capacity at Shadow. During the latter part of the first quarter, approximately 4 MMcf/d of production was added primarily as a result of our successful winter drilling program at Ante Creek and Mirage.
Paramount participated in a New Field Discovery drilled on the company’s lands at Puskwa / Crooked Creek. The discovery well was drilled in June, 2005 at 13-33-71-26W5 as a farmout to Hunt Oil Company leaving Paramount with an approximate 22 percent ownership. Paramount and partners then spent the next six months using this confidential data to pursue additional similar opportunities in the area. In November 2005, the 13-33 well was completed in the Beaverhill Lake zone and tested at rates of up to 5,000 Bbl/d with very little drawdown. The well was placed on production after a new battery and gas plant was constructed in April 2006. The well has produced at approximately 2,500 Bbl/d for its initial test period and will resume production at a restricted allowable rate. A second well to delineate the discovery was drilled at 11-3-72-26 W5 in the first quarter of 2006 and has also been successfully completed in the Beaverhill Lake zone and will be tied in during the second quarter of 2006. A 3-D seismic survey has been completed and up to five additional wells are planned before the end of 2006, the first of which is currently drilling at 6-4-72-26W5. Paramount is also currently drilling a well to test the Beaverhill Lake at approximately 4,200 m in the Karr / Gold Creek area with results expected in May 2006.
During the first quarter, the Operating Unit drilled 10 (4.2 net) wells and completed 11 (8.0 net) wells in spite of a limited supply of equipment and services. The capital spending for the first quarter of 2006 amounted to $25 million.
Paramount expects to drill up to an additional 24 (18.0 net) wells before year-end following up on recent successes. The Grande Prairie Operating Unit has participated in three recent 3D seismic programs to optimize drilling opportunities.
Northwest Alberta / Cameron Hills, Northwest Territories
Sales volumes for the first quarter of 2006 averaged 22.5 MMcf/d of natural gas and 1,038 Bbl/d of oil and natural gas liquids. The decrease in gas sales volumes as compared to the fourth quarter of 2005 is the result of natural declines and scheduled plant maintenance at Bistcho. Reducing inventory and optimization of the Cameron Hills oil wells resulted in an increase in liquid sales volumes of 74 Bbl/d from the fourth quarter results.

Drilling, completion and tie-in activities are completed for the year in Northwest Alberta and Cameron Hills, Northwest Territories due to winter only access for the areas. Capital expenditures for the first quarter of 2006 were $20 million. The Operating Unit participated in the drilling of 27 (21.9 net) wells and the tie-in of 7 (5.4 net) wells. Due to an unseasonably warm winter and shortage of equipment and services, we were unable to drill 12 (8.3 net) wells and tie-in 14 (8.8 net) wells that we planned to complete in Northwest Alberta.
Northwest Alberta’s production is expected to peak in the second quarter with the newly tied-in wells coming on production.
Northwest Territories / Northeast British Columbia
Sales averaged 12.2 MMcfe/d or 2,034 Boe/d for the first quarter of 2006, a 34 percent decrease from the fourth quarter of 2005. The decrease is a result of field declines, production restrictions due to high pipeline pressures and extended well shut-ins required for workover and recompletion activities.
Capital expenditures for the first quarter of 2006 totaled $18 million which related to the drilling of 9 (5.5 net) wells, and workovers and recompletions of 9 (7.4 net) wells. Drilling activities were focused at Tattoo, where five wells were drilled, four of which were successful gas wells. Due to weather, regulatory restrictions and limited services availability, the tie-in of these wells was delayed until late March and early April 2006. At Liard/Maxhamish, successful recompletions and workovers of four wells also occurred late in March 2006, which resulted in significant production gains to offset production declines caused by increased water production. The K-29A well at West Liard was not tied-in during the first quarter of 2006 because of an unsuccessful workover attempt to replace damaged tubing and isolate gas producing zones. Planned second quarter activities include the addition of compression facilities to optimize production from the West Liard field.
Southern
In the first quarter of 2006, sales volumes for the Southern Operating Unit averaged 16.5 MMcf/d of gas and 1,544 Bbl/d of oil and natural gas liquids for a combined sales volume of 4,296 Boe/d. Capital expenditures in this quarter totaling $7 million were devoted primarily towards completion of projects outstanding at the end of the fourth quarter of 2005. The 2006 capital program is expected to begin during the second quarter.
In the Chain region, we continued to tie-in the 83 (55 net) coal bed methane (“CBM”) wells which were drilled in previous quarters. We were able to tie in an additional 10 (7 net) wells in the first quarter of 2006, resulting in 49 (29 net) CBM wells on production. Paramount is now producing 2.2 MMcf/d net CBM gas in this area. The production system we built for producing CBM wells is designed to operate with very low cost, to maximize returns to Paramount. The success of this program has led us to plan for an additional 100 (72 net) wells to be drilled in 2006, with the installation of two more legs of the low pressured gathering system. To date we have drilled 12 of these wells from the new program and, with the knowledge we have gained in tying in our 2005 CBM wells, we have made several modifications to increase efficiency.
In North Dakota we are participating in 4 (1.5 net) wells targeting the Birdbear A dolomite in the Beaver Creek field. Over the past year we have been acquiring acreage on the Bakken and Birdbear trends, and to date we have accumulated over 25,000 net acres. Over the next several quarters this area will be the focus of a major drilling effort by the Southern Operating Unit.
Oil Sands / Northeast Alberta
On April 11, 2006, Paramount closed a transaction with North American Oil Sands Corporation (“North American”) whereby Paramount vended its interest in certain oil sands properties to North American in exchange for nearly 50 percent of the outstanding common shares of North American. The transaction allows Paramount to capture the value created through the development of the joint leases in a separate oil sands pure play without further funding from Paramount. In addition, through our investment in North American Paramount gains a position in the downstream upgrading project being proposed as part of the North American development.

North American is preparing the Leismer 10,000 Bbl/d development application, which it intends to submit to the Alberta Energy and Utilities Board and Alberta Environment in the second quarter of 2006. With necessary approvals in place, North American plans to commence steam-in for the Leismer project in the third quarter of 2008.
Paramount has completed preliminary engineering on its 100 percent-owned Surmont leases, which are estimated to contain Steam Assisted Gravity Drainage (“SAGD”) recoverable oil sands resources of between 358 MMBbl (best estimate) and 450 MMBbl (high). Environmental baseline work has commenced and planning is underway to drill 40 oil sands evaluation wells and to shoot 3D seismic during the 2006-2007 drilling season. Regulatory application for development is scheduled for the second quarter of 2007 with steam-in forecast to commence in early 2010.
The Gas Re-Injection & Production Experiment (“GRIPE™”) has now been operating for five months, injecting flue gas and producing natural gas at just over 2 MMcf/d. Paramount remains cautiously optimistic about the prospects of returning the majority of ‘gas over bitumen’ gas reserves to production, and will begin planning commercial development in the second half of 2006.
Paramount and partners have filed a patent application for MSAR™ Combustion & Sequestration Technology (“MCST”), a method to burn fuel other than gas to generate steam for SAGD, using the flue gas to recover natural gas through enhanced gas discovery, and sequester substantially all of the CO2 produced in the process. The result, if successfully implemented, will be a SAGD development which uses much less natural gas and emits a fraction of the air emissions of a conventional SAGD project. The technology is a joint development project of Paramount and two other parties.
Financial
Funds flow from operations for the first quarter of 2006 totaled $42.4 million or $0.63 per diluted share as compared to $48.9 million or $0.72 per diluted share for the fourth quarter of 2005. The 13 percent decrease in funds flow from operations is primarily a result of lower petroleum and natural gas sales and lower distributions from Trilogy units, partially offset by a lower realized loss on financial instruments and operating expenses.
The net earnings of $7.8 million or $0.12 per diluted share for the first quarter of 2006 was lower than the net earnings of $37.8 million or $0.56 per diluted share for the fourth quarter of 2005, primarily as a result of decreases in petroleum and natural gas sales, unrealized gains on financial instruments, equity income and dilution gain.
2006 Outlook
The late freeze in December 2005 and early break-up in 2006 has resulted in Paramount drilling fewer wells to date than planned. We have experienced further delays in planned expansions to jointly-owned processing facilities in order to accommodate new volumes from wells drilled during our 2006 winter drilling program, and in obtaining regulatory approvals. As a result, production volumes are lagging forecast rates.
Paramount’s exit production rate for the first quarter of 2006 was approximately 17,500 Boe/d. As of March 31, 2006, Paramount had wells capable of producing approximately 5,000 Boe/d (net) waiting to be tied into gathering systems, awaiting planned plant expansions, or awaiting regulatory approvals to produce.
In light of this, Paramount now estimates 2006 average annual production to be about 21,500 Boe/d and the 2006 exit rate to be about 25,000 Boe/d. We expect that our 2006 conventional capital expenditures will be about $350 million to $400 million excluding land. Oil sands spending is forecast to be about $40 million to $45 million excluding land, reduced as a result of the North American transaction and our planned reduction in oil sands evaluation drilling at Surmont.

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Paramount’s unaudited Interim Consolidated Financial Statements as at and for the three months ended March 31, 2006 and Paramount’s audited Consolidated Financial Statements for the year ended December 31, 2005. The unaudited Interim Consolidated Financial Statements and the audited Consolidated Financial Statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”).
This MD&A contains forward-looking statements, non-GAAP measures, and disclosures of barrels of oil equivalent volumes. Readers are referred to the advisories concerning forward-looking statements, non-GAAP measures, and barrels of oil equivalent conversions contained under the heading “Advisories”.
This MD&A is dated May 10, 2006. Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.
Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. Paramount also has properties in Saskatchewan and offshore the East Coast in Canada, and in California, Montana and North Dakota in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.
Business Environment
The table below shows key commodity price benchmarks for the first quarters of 2006 and 2005 and the fourth quarter of 2005:

	Q1 2005	Q4 2005	Q1 2006

Crude Oil
West Texas Intermediate monthly average (US$/Bbl)	49.84	60.02	63.48
Natural Gas
New York Mercantile Exchange (Henry Hub Close) monthly average (US$/MMbtu)	6.27	12.97	8.98
AECO monthly average:
Cdn$/GJ	6.34	11.08	8.79
US$/MMbtu	5.41	9.98	8.09
Canadian Dollar — US Dollar Exchange Rate
Quarterly average with Company’s banker (Cdn$/1 US$)	1.2270	1.1732	1.1545

Key Operating Results
FIRST QUARTER 2006 VS. FOURTH QUARTER 2005

	Q4 2005	Change	Q1 2006

Sales volumes
Natural gas (MMcf/d)	92.7	(9.8)	82.9
Oil and NGLs (Bbl/d)	3,383	(44)	3,339

Combined (Boe/d)	18,837	(1,685)	17,152

Average prices(1)
Natural gas ($/Mcf)	11.24	(1.85)	9.39
Oil and NGLs ($/Bbl)	61.74	(2.35)	59.39

		Change in	Change in
($ thousands)	Q4 2005	Price/Cost	Volume	Q1 2006

Revenue(1)
Natural gas sales	95,909	(15,781)	(10,065)	70,063
Oil and NGLs sales	19,217	(734)	(637)	17,846

	115,126	(16,515)	(10,702)	87,909

Royalties	25,623	(6,786)	(2,058)	16,779
Operating costs	21,057	(702)	(2,224)	18,131
Transportation costs	3,886	214	(448)	3,652

Operating netback	64,560	(9,241)	(5,972)	49,347

(1)	Before transportation and financial instruments.
Sales volumes - Natural gas sales volumes for the first quarter declined by 11 percent compared to the fourth quarter of 2005. Paramount continued to experience production declines in the Northwest Territories during the first quarter. In addition, scheduled shutdowns for plant and well maintenance in the Kaybob and Northwest Alberta areas, and the shut-in of wells in Northeast Alberta for pressure testing resulted in production declines in the first quarter. A shortened winter drilling season, continued difficulty in securing oilfield services, and delays in the completion of planned expansions of third party operated processing facilities negatively impacted Paramount’s effort to produce the successful wells that were drilled during the quarter. Despite these challenges, Paramount was able to complete a portion of planned tie-ins in the Grande Prairie area as well as coal bed methane wells in Southern Alberta. This partially offset reduced volumes from natural declines and temporarily shut-in production.
Crude oil and natural gas liquids production decreased by one percent in the first quarter of 2006 as compared to the fourth quarter of 2005. The decrease was largely associated with scheduled workover and maintenance projects undertaken during the first quarter, partially offset by new oil production from Grande Prairie.
Average prices — Natural gas prices before financial instruments declined by 16 percent in the first quarter, a result of the warmer than anticipated winter causing reduced demand for natural gas. On average, oil and NGL prices declined by four percent in the first quarter of 2006, however, amid growing concerns on stability in the Middle East prices increased during the latter half of the first quarter.
Royalties - Royalties as a percentage of revenue were lower at 19 percent in the first quarter of 2006 compared to 22 percent in the fourth quarter of 2005 due mainly to lower commodity prices, royalty holidays for deep gas wells in Kaybob and reductions in royalties on properties in the Northwest Territories as expenditures from our winter drilling and maintenance program in the Northwest Territories have an immediate impact in reducing royalties.
Operating costs -The annual equalization adjustments and higher workover costs in the fourth quarter of 2005 were the primary reasons why operating costs were $0.41/Boe higher during the fourth quarter of 2005 as compared to operating costs of $11.74/Boe in the first quarter of 2006. Paramount conducted its regular scheduled maintenance for winter-only access areas during the first quarter. As a result, the decrease in operating costs per Boe from the fourth quarter of 2005, were partially offset by these incremental costs.
Transportation costs - Transportation costs for the first quarter 2006 were relatively consistent with the fourth quarter of 2005.

FIRST QUARTER 2006 VS. FIRST QUARTER 2005
Spinout Assets — On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Spinout”). Through the Trilogy Spinout, certain properties owned by Paramount that were located in the Kaybob and Marten Creek areas of Alberta, and three natural gas plants operated by Paramount became the property of Trilogy (the “Spinout Assets”). The transfer of the Spinout Assets to Trilogy caused decreases in Paramount’s production, revenue, royalties, operating costs and transportation costs.
Paramount’s Interim Consolidated Financial Statements for the three months ended March 31, 2005 include the results of operations and cash flows of the Spinout Assets. The following table shows Paramount’s reported results for the three months ended March 31, 2005 and March 31, 2006, separating the results of the Spinout Assets from Paramount’s other properties and assets (“PRL Properties”) for the three months ended March 31, 2005:

	Q1 2005	Spinout	PRL		Q1 2006
	Reported	Assets(2)	Properties	Change	Reported

Sales volumes
Natural gas (MMcf/d)	202.7	(121.5)	81.2	1.7	82.9
Oil and NGLs (Bbl/d)	7,925	(4,950)	2,975	364	3,339

Combined (Boe/d)	41,714	(25,192)	16,522	630	17,152

Average prices(1)
Natural gas ($/Mcf)	7.47	7.46	7.49	1.92	9.39
Oil and NGLs ($/Bbl)	56.33	54.77	58.92	3.06	59.39

				Change
	Q1 2005	Spinout	PRL	in	Change in	Q1 2006
($ thousands)	Reported	Assets(2)	Properties	Price/Cost	Volume	Reported

Revenue(1)
Natural gas sales	136,333	(81,569)	54,764	13,927	1,372	70,063
Oil and NGLs sales	40,175	(24,399)	15,776	124	1,946	17,846

	176,508	(105,968)	70,540	14,051	3,318	87,909

Royalties	35,204	(25,269)	9,935	6,228	616	16,779
Operating costs	27,985	(16,123)	11,862	5,604	665	18,131
Transportation costs	9,165	(4,805)	4,360	(842)	134	3,652

Operating netback	104,154	(59,771)	44,383	3,061	1,903	49,347

(1)	Before transportation and financial instruments.

(2)	These values are presented in order to isolate the variance in the reported results for the first quarter 2005 relating to the Spinout Assets.
Sales volumes - Excluding the impact of the Trilogy Spinout, both natural gas and liquids sales volumes increased in the first quarter of 2006 as compared to the same period in 2005. Paramount was able to manage its natural declines and add natural gas production of 1.7 MMcf/d and 364 Bbls/d of liquids since the first quarter of 2005. Due to weather constraints, increased competition for oilfield services, and delays in the completion of planned expansions by third-party operated processing facilities, Paramount has behind-pipe production increases currently awaiting tie-in.

Average prices - First quarter 2006 commodity prices were higher than commodity prices during the first quarter of 2005; the average price for natural gas increased by approximately 26 percent, while the average price for oil and natural gas liquids was higher by five percent.
Royalties - After adjusting for the Spinout Assets, royalties as a percentage of petroleum and natural gas sales were higher at 19 percent in 2006 as compared to 14 percent in 2005, mainly as a result of increased gas prices and higher royalties as certain properties in the Northwest Territories have achieved payout.
Operating costs - After adjusting for the Spinout Assets, operating costs averaged $11.74/Boe in the first quarter of 2006 as compared to $8.04/Boe in the same quarter of 2005. The increase in operating cost per Boe was primarily the result of higher workover and maintenance costs, combined with increases in the cost of goods and services in the energy sector.
Transportation costs - After adjusting for the Spinout Assets, transportation costs per Boe were lower in 2006 at $2.37 as compared to $2.93 in 2005, mainly as a result of the termination of a fixed transportation commitment contract in the fourth quarter of 2005.

NETBACKS

	Q1 2005		Q4 2005	Q1 2006
	PRL Properties(2)	Reported
Produced gas ($/Mcf)
Revenue (1)	6.91	7.00	10.82	8.93
Royalties	1.33	1.61	2.56	2.00
Operating costs	1.43	1.21	2.03	1.99

Operating netback	4.15	4.18	6.23	4.94

Conventional oil ($/Bbl)
Revenue (1)	58.42	59.41	61.05	58.30
Royalties	4.62	4.19	12.31	5.28
Operating costs	8.54	9.02	11.40	11.20

Operating netback	45.26	46.20	37.34	41.82

Natural gas liquids ($/Bbl)
Revenue (1)	62.09	50.32	61.06	60.31
Royalties	36.84	14.71	11.91	10.16
Operating costs	12.17	7.31	14.71	10.42

Operating netback	13.08	28.30	34.44	39.73

All products ($/Boe)
Revenue (1)	44.61	45.21	64.19	54.57
Royalties	6.69	9.38	14.79	10.87
Operating costs	8.68	7.45	12.15	11.74

Operating netback	29.24	28.38	37.25	31.96

(1)	Revenue is presented net of transportation costs and does not include gain / loss on financial instruments.

(2)	These values are presented in order to isolate the netbacks relating to properties retained by Paramount, and exclude the results of the Spinout Assets for the three months ended March 31, 2005. These values have been computed on the same basis as the table of key operating statistics for the Spinout Assets under the heading “Key Operating Results” — “First Quarter 2006 vs. First Quarter 2005”.
Funds Flow Netback per Boe

($/Boe)	Q1 2005	Q4 2005	Q1 2006

Operating netback	$ 28.38	$ 37.25	$ 31.96

Realized gain (loss) on financial instruments	2.85	(8.92)	(0.62)
Realized foreign exchange gain	—	—	0.18
Gain on sale of investments	0.63	0.39	0.80
General and administrative (1)	(2.17)	(6.04)	(6.61)
Interest (2)	(1.93)	(3.81)	(4.21)
Lease rentals	(0.26)	(0.52)	(0.49)
Asset retirement obligation expenditures	—	(0.16)	(0.11)
Distributions from equity investments	—	13.46	7.30
Current and Large Corporations Tax	(0.22)	(3.43)	(0.73)

Funds flow netback ($/Boe) (3)	$27.28	$28.22	$27.47

(1)	Excluding non-cash general and administrative expenses.

(2)	Excluding non-cash interest expense.

(3)	Funds flow netback is equal to funds flow from operations divided by Boe production for the relevant period.

Other Operating Items
DEPLETION AND DEPRECIATION EXPENSE

	Q1 2005	Q1 2006

$ thousands	63,357	33,054
$/Boe	$16.88	$21.41

Depletion and depreciation expense decreased by $30.3 million in 2006 as compared to 2005 mainly as a result of the Trilogy Spinout. Excluding the impact of the Trilogy Spinout, depletion and depreciation expense for the first quarter of 2006 increased by $5.4 million from $27.7 million in the first quarter of 2005 mainly because of the 2005 capital spending program being incorporated in the first quarter of 2006 depletion rates.
DRY HOLE COSTS
Under the successful efforts method of accounting for petroleum and natural gas properties, costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Other exploration costs, including geological and geophysical costs and annual lease rentals on non-producing properties, are charged to exploration expense as incurred. The dry hole costs for the first quarter 2006 amounted to $6.8 million related mainly to wells drilled in Alberta as compared to $5.0 million in the same period during 2005.
Geological and geophysical expenses increased during the quarter ended March 31, 2006 to $11.1 million from $5.5 million in the same period during 2005 as a result of increased seismic activities for Paramount primarily on its oil sands properties in relation to the joint development of our oil sands resources.
GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	Q1 2005	Q1 2006

General and administrative expense before stock-based compensation expense	6,122	7,153
Stock-based compensation expense	3,693	20,391

General and administrative expense	9,815	27,544

General and administrative expense before stock-based compensation expense totaled $7.2 million in 2006 as compared to $6.1 million in 2005. The increase in general and administrative expense before stock-based compensation expense is primarily a result of incremental general and administrative costs relating to Paramount’s joint development of our oil sands resources with our partner that commenced subsequent to March 2005.
Stock-based compensation increased to $20.4 million in the first quarter of 2006 as compared to $3.7 million in the same period in 2005. During the first quarter of 2006, non-cash stock-based compensation expense of approximately $19.3 million was recognized in earnings to reflect the change in the value of outstanding stock options as a result of the appreciation in the market price of Paramount’s common shares and time-based vesting of options.
INTEREST EXPENSE
Interest expense for the three months ended March 31, 2006 was $6.6 million, a 10 percent decrease from $7.3 million in the same period of 2005. The $0.7 million decrease is mainly attributable to lower average credit facility borrowing levels during the first quarter of 2006 as compared to the same period of 2005. This decrease was because of the reduction in Paramount’s credit facility levels at April 1, 2005 as a result of the Trilogy Spinout.
INCOME ON EQUITY INVESTMENTS
On March 31, 2006 Trilogy closed its acquisition of a private oil and gas company (the “Acquisition”) for consideration of 6.5 million trust units of Trilogy. The issuance of these trust units by Trilogy resulted in a dilution gain on Paramount’s investment in Trilogy of $16.4 million.
Paramount recorded equity income from its investment in Trilogy of $10.6 million for the three months ended March 31, 2006.
INCOME TAXES
For the three months ended March 31, 2006, Paramount’s current and Large Corporation Tax expense totaled $1.1 million as compared to $0.8 million in the same period of 2005. The future income tax expense recorded in the first quarter of 2006 totaled $9.2 million as compared to a recovery of $24.5 million during the same period of 2005. The future income tax recovery in 2005 was as a result of the losses incurred during the period.
Risk Management
Paramount’s financial success is dependent upon the discovery, development and production of petroleum and natural gas reserves and the economic environment that creates a demand for petroleum and natural gas. Paramount’s ability to execute its strategy is dependent on the amount of cash flow that can be generated and reinvested into its capital program. To protect cash flow against commodity price volatility, Paramount will, from time to time, enter into financial and/or physical commodity price hedges. Any such hedging transactions are restricted for periods of one year or less and the aggregate volumes under such hedging transactions are limited to a cumulative maximum of 50 percent of Paramount’s forecast production for the duration of the relevant period, determined on a barrel of oil equivalent basis.
Paramount’s outstanding forward financial contracts are set out in the unaudited Interim Consolidated Financial Statements in Note 9 — Financial Instruments and Note 11 — Subsequent Events. Paramount has chosen not to designate any of the financial forward contacts as hedges. As a result, such instruments are recorded using the mark-to-market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in the fair value recognized in net earnings. The impact of fixed price physical sales contracts are reflected in petroleum and natural gas sales.
The realized and unrealized gain (loss) on financial instruments reflected in the Consolidated Financial Statements are as follows:

($ thousands)	Q1 2005	Q1 2006

Realized gain (loss) on financial instruments	10,709	(961)
Unrealized gain (loss) on financial instruments	(38,639)	29,458

Total gain (loss) on financial instruments	(27,930)	28,497

Paramount recorded a total gain on financial instruments during the first quarter of 2006 of $28.5 million as a result of the decrease in the market price of natural gas relative to the prices fixed on forward financial contracts.

Capital Expenditures

($ thousands, for the three months ended)	March 31, 2006	March 31, 2005

Land	$12,138	$17,747
Geological and geophysical	11,092	5,513
Drilling and completions	111,729	119,955
Production equipment and facilities	32,985	43,162

Exploration and development expenditures	167,944	186,377
Property acquisitions	24,523	9,921
Proceeds on property dispositions	(371)	(11)
Other	140	1,005

Net capital expenditures	$192,236	$197,292

For the three months ended March 31, 2006, exploration and development expenditures totaled $167.9 million as compared to $186.4 million in the same period of 2005. A comparison of the number of wells drilled for the three months ended March 31, 2006 and March 31, 2005 is as follows:

(wells drilled)	March 31, 2006		March 31, 2005
	Gross(1)	Net(2)	Gross(1)	Net(2)
Natural gas	84	44	94	62
Oil	3	2	10	5
Oil sands evaluation	121	61	23	14
Dry holes	5	4	6	3

Total	213	111	133	84

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.
Paramount’s asset profile includes winter only access locations, where Paramount historically commits the majority of its first quarter capital budget towards drilling activities. The first quarter of 2006 continued this trend with approximately $111.7 million or 66 percent of total exploration and development expenditures focused on drilling activities.
Capital expenditures include Paramount’s share in the expenditures of the oil sands partnership and joint venture with North American Oil Sands Corporation amounting to $36.5 million for the three months ended March 31, 2006.

Quarterly Information

	Three Months Ended
($ thousands, except per share amounts)	Mar. 31, 2006	Dec. 31, 2005	Sep. 30, 2005	Jun. 30, 2005

Revenue, net(1)	$100,865	$112,422	$36,526	$96,581
Net earnings (loss)	$7,764	$37,758	$(69,066)	$12,934

Net earnings (loss) per common share
- basic	$0.12	$0.57	$(1.05)	$0.20
- diluted	$0.12	$0.56	$(1.05)	$0.20

	Three Months Ended
($ thousands, except per share amounts)	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	Jun. 30, 2004

Revenue, net(1)	$115,741	$174,067	$138,443	$106,037
Net earnings (loss) before discontinued operations	(45,558)	(18,873)	40,599	10,331
Net earnings (loss) from discontinued operations	—	1,120	5,213	(395)
—
Net earnings (loss)	$(45,558)	$(17,753)	$45,812	$9,936

Net earnings (loss) before discontinued operations per common share
— basic	$(0.72)	$(0.30)	$0.69	$0.17
— diluted	$(0.72)	$(0.30)	$0.68	$0.17

Net earnings (loss) per common share
— basic	$(0.72)	$(0.28)	$0.78	$0.17
— diluted	$(0.72)	$(0.28)	$0.76	$0.17

(1)	Represents revenue after gain/loss on financial instruments, royalties and gain on sale of investments and other.
Lower realized natural gas prices and lower sales volumes were the primary factors resulting in the decline in net revenue between the first quarter of 2006 and the fourth quarter of 2005. See First Quarter 2006 vs. Fourth Quarter 2005 comparison under “Key Operating Results”.

Liquidity and Capital Resources

	March 31,	December 31,
($ thousands)	2006	2005

Working capital deficit (1)	$91,536	$70,683
Credit facility	141,884	105,479
US notes	249,477	248,409
Stock-based compensation liability(2)	3,392	4,105
Net debt(3)	486,289	428,676

Share capital	265,007	198,417
Retained earnings	246,168	238,404

Total	$997,464	$865,497

(1)	Includes current portion of stock-based compensation liability of $20.8 million at March 31, 2006, ($27.2 million at December 31, 2005).

(2)	Since August 2005, Paramount has generally declined an optionholder’s request for a cash payment relating to vested Paramount Options, thereby necessitating optionholders to exercise their vested Paramount Options, and to pay the aggregate exercise price of their stock options to Paramount as consideration for the issuance by Paramount of Common Shares. Paramount expects that this will continue. As a result, the stock-based compensation liability associated with Paramount Options amounting to $55.9 million has been excluded from the computation of Net Debt at March 31, 2006 ($46.6 million at December 31, 2005).

(3)	Net debt includes the stock-based compensation liability associated with Holdco Options totaling $24.2 million at March 31, 2006 ($31.4 million at December 31, 2005) as Paramount has accepted optionholders’ requests for cash payments, and expects that this will continue.
WORKING CAPITAL
Paramount’s working capital position at March 31, 2006 was a $91.5 million deficit as compared to a $70.7 million deficit at December 31, 2005. This increase is primarily a result of Paramount’s winter drilling program.
Paramount’s capital spending for 2006 is projected to be between $390 million and $445 excluding land. Paramount anticipates that its working capital deficit and planned 2006 capital program will be funded from cash flows from operations, borrowings under its credit facilities, the March 30, 2006 share issues, and through other sources of funds which may include incurring additional debt, issuing additional equity, or disposing of non-core assets. In the event of significantly lower cash flow, Paramount would be able to defer certain of its projected capital expenditures without penalty.
CREDIT FACILITY
Effective March 30, 2006, the revolving nature of Paramount’s credit facility was extended for a further year. The size of Paramount’s credit facility is based on among other things, the value of Paramount’s petroleum and natural gas assets, excluding the value of our oil sands resources.
Bank debt outstanding as at March 31, 2006 was $141.9 million.
US SENIOR NOTES
At March 31, 2006 Paramount had US $213.6 million (Cdn $249.5 million) outstanding principal amount of 8 1/2 percent Senior Notes due 2013 (the “Senior Notes”). The Senior Notes are secured by 12,755,845 Trilogy trust units owned by Paramount, having a market value of $248.1 million at March 31, 2006.(1) These Trilogy trust units are reflected in Long-term investments and other assets in Paramount’s Consolidated Balance Sheet, and when combined with the other 2,279,500 Trilogy trust units held by Paramount relating to its obligations under Holdco Options, have a carrying value of $67.3 million at March 31, 2006 on Paramount’s Consolidated Balance Sheet. Paramount’s obligations respecting its previously existing 7 7/8 percent US Senior Notes due 2010 and 8 7/8 percent US Senior Notes due 2014 were extinguished during 2005 as a result of a notes exchange offer and open market re-purchases.
SHARE CAPITAL
On March 30, 2006, Paramount completed a private placement of 600,000 common shares issued on a flow through basis at $52.00 per share, and a private placement of 600,000 common shares at $41.72 per share for total gross proceeds of $56.2 million.
At May 9, 2006, Paramount had 67,985,075 Class A Common Shares outstanding. At May 9, 2006 there were 4,666,825 Paramount Options outstanding (353,150 exercisable) and 1,652,375 Holdco Options outstanding (613,750 exercisable).

(1)	Based on the closing price of Trilogy trust units on the Toronto Stock Exchange on March 31, 2006.

CONTRACTUAL OBLIGATIONS
Paramount has the following contractual obligations as at March 31, 2006:

	Recognized
	in financial	Less than	1 - 3	4 - 5	After 5
($ thousands)	statements	1 Year	years	years	years	Total

US Senior Notes (1)	Yes	21,206	42,411	42,411	291,888	397,916
Credit facility (2)	Yes	—	141,884	—	—	141,884
Stock-based compensation liability (3)	Yes - Partially	64,175	69,997	7,401	—	141,573
Asset retirement obligations(4)	Yes - Partially	—	—	—	143,799	143,799
Pipeline transportation commitments(5)	No	13,189	33,517	19,307	40,620	106,633
Capital spending commitment	No	400	400		—	800
Leases	No	3,965	5,558	4,448	2,706	16,677

Total (6)		102,935	293,767	73,567	479,013	949,282

(1)	The amounts payable within the next five years represents the estimated annual interest payment on the Senior Notes. The amount payable for the Senior Notes after five years also includes interest payable thereon totaling US$36.3 million ($42.4 million).

(2)	No interest payable under this credit facility has been included in the above contractual obligations due to the floating interest rate on the facility.

(3)	The liability for stock-based compensation includes the full intrinsic value of vested and unvested options as at March 31, 2006. Paramount has the alternative to issue shares on Paramount Options being exercised by employees instead of paying the intrinsic value of vested Paramount options. The full intrinsic value of Paramount options included above is $112.7 million.

(4)	Asset retirement obligation represents management’s estimate of undiscounted cost of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practices.

(5)	Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $22.9 million as at March 31, 2006.

(6)	In addition to the above, Paramount has minimum volume commitments to gas transportation service providers under agreements expiring in various years the latest of which expires in 2023.
Related Party Transactions
TRILOGY ENERGY TRUST
At March 31, 2006, Paramount held 15,035,345 trust units of Trilogy representing 16.4 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors.
•	Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006. The Services Agreement was renewed on the same terms and conditions to March 31, 2007. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. During the quarter ended March 31, 2006 Paramount billed Trilogy an aggregate $0.6 million under the Services Agreement, which has been reflected as a reduction in Paramount’s general and administrative expenses.
•	At March 31, 2006 Paramount owed Trilogy $4.4 million, which balance includes a Crown royalty deposit claim of $5.5 million which, when refunded to Paramount, will be paid to Trilogy.
•	As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount Options and Holdco Options. The stock-based compensation expense relating to these options for the period January 1,

2006 to March 31, 2006 totaled to $1.6 million, of which $1.3 million (82.3 percent) was charged to general and administration expense and $0.3 million (17.7 percent) was recognized in equity in net earnings of Trilogy.
•	Paramount recorded distributions from Trilogy Energy Trust totaling $11.3 million during the first quarter of 2006. Distributions receivable of $3.8 million relating to distributions declared by Trilogy in March 2006 were accrued at March 31, 2006 and received in April 2006.
•	During the quarter, payable and receivable amounts arose between Paramount and Trilogy in the normal course of business.
GAS MARKETING LIMITED PARTNERSHIP
In March 2005, Paramount acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a gas marketing limited partnership for $7.5 million (US$6 million). In connection with this acquisition, Paramount agreed to make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership with the expectation that prices received for such gas would be at or above market.
Because of market conditions, including the significant volatility of natural gas prices in the fall of 2005 and the resulting margin requirements, the partners of the gas marketing limited partnership resolved to cease commercial operations in November 2005 and to dissolve the partnership in due course and, as a result, the gas marketing contract with Paramount was terminated. Paramount has received $4.4 million from the gas marketing partnership during the three months ended March 31, 2006 as a return of its investment. No receivables arising from the sale of natural gas to the gas marketing limited partnership are outstanding as at March 31, 2006.
DIRECTORS AND EMPLOYEES
Companies controlled by a director and officer of Paramount purchased an aggregate 600,000 common shares for gross proceeds to Paramount of $25.0 million on March 30, 2006. Also, during the quarter certain employees, officers, and directors of Paramount purchased an aggregate 8,500 “flow-through” common shares issued by Paramount for gross proceeds to Paramount of $0.4 million.
Risks and Uncertainties
Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. Paramount’s performance is influenced by commodity prices, transportation and marketing constraints and government regulation and taxation.
Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.
Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of Paramount’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.
Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.

Paramount’s access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount attempts to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.
The oil and gas industry is subject to extensive controls, royalties, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. Paramount has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.
Paramount’s operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. Paramount attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.
Paramount recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on Paramount’s operations; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with environmental legislation.
Subsequent Events
OIL SANDS TRANSACTION
On April 11, 2006, Paramount closed a transaction with North American Oil Sands Corporation (“North American”) whereby Paramount vended its interest in certain oil sands properties to North American in exchange for nearly 50 percent of the outstanding common shares of North American. Two nominees of Paramount were added to the board of directors of North American. Paramount continues to hold its 100 percent interest in its oil sands leases in the Surmont area of Alberta.
FINANCIAL INSTRUMENTS
Subsequent to March 31, 2006, Paramount entered into the following derivative financial instruments:

	Amount		Price		Term

Sales Contract
NYMEX Fixed Price	10,000	MMBtu/d	US$	11.15	November 2006 - March 2007
Purchase Contracts
AECO Fixed Price	10,000	GJ/d		$6.01	June 2006 - October 2006
AECO Fixed Price	10,000	GJ/d		$5.975	June 2006 - October 2006

In May 2006, Paramount terminated the following financial forward commodity contracts prior to their maturity and received an approximate $14.2 million net settlement:

	Amount		Price	Original Term

Sales Contracts
AECO Fixed Price	10,000	GJ/d	$10.600	April 2006 - October 2006
AECO Fixed Price	10,000	GJ/d	$10.745	April 2006 - October 2006
Purchase Contracts
AECO Fixed Price	10,000	GJ/d	$6.01	June 2006 - October 2006
AECO Fixed Price	10,000	GJ/d	$5.975	June 2006 - October 2006

2006 Outlook and Sensitivity Analysis
The following table sets forth Paramount’s current estimate of 2006 production and capital expenditures:

Production (Boe/d)
2006 Average	21,500
2006 Exit	25,000

Capital Expenditures ($ millions)
2006 Conventional(1)	350 to 400
2006 Oil Sands	40 to 45

(1)	Excludes expenditures on land
Paramount’s results are affected by external market factors, such as fluctuations in the price of crude oil and natural gas, foreign exchange rates, and interest rates. The following table provides projected estimates of the sensitivity of Paramount’s funds flow from operations for the remaining nine months ending December 31, 2006 to changes in commodity prices, the Canadian/US dollar exchange rate and interest rates:

Funds Flow
Effect
Sensitivity (1)(2)	($ millions)

$0.25/GJ increase in AECO gas price	4.4
US$1.00 increase in the WTI oil price	0.5
$0.01 increase in the Canadian/US dollar exchange rate	2.0
1 percent decrease in prime rate of interest	1.4

(1)	Includes the impact of financial and physical hedge contracts existing at May 5, 2006, and includes the impact of the settlement of certain forward commodity contracts — see Subsequent Events.

(2)	Based on forward curve commodity price and forward curve estimates dated March 31, 2006.
The following assumptions were used in the sensitivity (above):

2006 Annual Average Production

Natural gas	104 MMcf/d
Crude oil/liquids	4,200 Bbl/d

2006 Average Prices
Natural gas		$7.60/Mcf
Crude oil (WTI)	US$	62.80/Bbl

2006 Exchange Rate (C$/US$)		$1.17

Cash taxes	None

Critical Accounting Estimates
The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other factors that are believed by management to be reasonable under the circumstances. Actual results could differ from these estimates.
Readers are referred to Paramount’s Management’s Discussion and Analysis for the year ended December 31, 2005 for a discussion of critical accounting estimates relating to (i) successful efforts accounting; (ii) reserves estimates; (iii) impairment of petroleum and natural gas properties; (iv) asset retirement obligations; (v) purchase price allocations; and (vi) income taxes and royalty matters.
Recent Accounting Pronouncements
NON-MONETARY TRANSACTIONS
In the quarter ended March 31, 2006, Paramount adopted Section 3831 “Non-Monetary Transactions” issued by the Canadian Institute of Chartered Accountants (“CICA”) in June 2005. Under the new standard, a commercial substance test replaces the culmination of earnings test as the criteria for fair value measurement. In addition, fair value measurement is clarified. This new standard did not have a material impact on Paramount’s Interim Consolidated Financial Statements during the first quarter of 2006.

Paramount Resources Ltd.
Interim Consolidated Financial Statements (Unaudited)
As at and for the Three Months Ended March 31, 2006

Paramount Resources Ltd.
Consolidated Balance Sheets (Unaudited)
(thousands of dollars)

	March 31	December 31
As at	2006	2005

ASSETS
Current Assets
Short-term investments (Market value: March 31, 2006 - $5,215; December 31, 2005 - $16,176)	$4,056	$14,048
Accounts receivable	91,168	92,772
Distributions receivable from Trilogy Energy Trust (Note 10)	3,759	12,028
Financial instruments (Note 9)	26,834	2,443
Prepaid expenses and other	3,156	3,869

	128,973	125,160

Property, Plant and Equipment (Note 3)
Property, plant and equipment, at cost	1,488,312	1,314,651
Accumulated depletion and depreciation	(428,812)	(400,072)

	1,059,500	914,579

Goodwill	12,221	12,221
Long-term investments and other assets (Note 4)	71,983	56,467
Future income taxes	—	2,923

	$1,272,677	$1,111,350

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$193,305	$155,076
Due to Trilogy Energy Trust (Note 10)	4,396	6,439
Financial instruments (Note 9)	1,989	7,056
Current portion of stock-based compensation liability (Note 8)	20,819	27,272

	220,509	195,843

Long-term debt (Note 5)	391,361	353,888
Asset retirement obligations (Note 6)	70,858	66,203
Deferred credit	6,528	6,528
Stock-based compensation liability (Note 8)	59,333	50,729
Non-controlling interest	598	1,338
Future income taxes	12,315	—

	540,993	478,686

Commitments and Contingencies (Notes 5 and 9)

Shareholders’ Equity
Share capital (Note 7)
Issued and outstanding 67,934,275 common shares (December 31, 2005 – 66,221,675 common shares)	265,007	198,417
Retained earnings	246,168	238,404

	511,175	436,821

	$1,272,677	$1,111,350

See accompanying notes to Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings (Unaudited)
(thousands of dollars except per share amounts)

For the Three Months Ended March 31	2006	2005

Revenue
Petroleum and natural gas sales	$87,909	$176,508
Realized gain (loss) on financial instruments (Note 9)	(961)	10,709
Unrealized gain (loss) on financial instruments (Note 9)	29,458	(38,639)
Royalties	(16,779)	(35,204)
Gain on sale of investments and other	1,238	2,367

	100,865	115,741

Expenses
Operating	18,131	27,985
Transportation	3,652	9,165
Interest	6,649	7,346
General and administrative (Notes 8 and 10)	27,544	9,815
Lease rentals	749	959
Geological and geophysical	11,092	5,513
Dry hole costs	6,754	4,983
Gain on sale of property, plant and equipment	(208)	(985)
Accretion of asset retirement obligations	1,453	1,970
Depletion and depreciation	33,054	63,357
Unrealized foreign exchange loss	1,246	15,822
Realized foreign exchange gain	(271)	(14,191)
Premium on redemption of US Notes	—	53,114

	109,845	184,853

Income (loss) from equity investments
Equity income (loss) (Note 4)	10,630	(91)
Dilution gain (Note 4)	16,383	—
Non-controlling interest	7	15

Earnings (loss) before income taxes	18,040	(69,188)

Income and other taxes
Current and large corporations tax	1,124	841
Future income tax expense (recovery)	9,152	(24,471)

	10,276	(23,630)

Net earnings (loss)	7,764	(45,558)
Retained earnings, beginning of period	238,404	322,107

Retained earnings, end of period	$246,168	$276,549

Net earnings (loss) per common share
- basic	$0.12	$(0.72)
- diluted	$0.12	$(0.72)

Weighted average common shares outstanding (thousands)
- basic	66,498	63,564
- diluted	67,329	63,564

See accompanying notes to Consolidated Financial Statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows (Unaudited)
(thousands of dollars)

For the Three Months Ended March 31	2006	2005

Operating activities	$7,764	$(45,558)
Net earnings (loss)
Add (deduct) non-cash and other items:
Unrealized loss (gain) on financial instruments	(29,458)	38,639
Amortization of deferred financing costs	147	96
Non-cash general and administrative expense	17,335	1,673
Geological and geophysical	11,092	5,513
Dry hole costs	6,754	4,983
Gain on sale of property, plant and equipment	(208)	(985)
Accretion of asset retirement obligations	1,453	1,970
Asset retirement obligations paid	(175)	(152)
Depletion and depreciation	33,054	63,357
Unrealized foreign exchange loss	1,246	15,822
Realized foreign exchange gain on US Notes	—	(14,191)
Premium on redemption of US Notes	—	53,114
Equity (income) loss (Note 4)	(10,630)	91
Dilution gain (Note 4)	(16,383)	—
Non-controlling interest	(7)	(15)
Distributions from equity investments	11,277	—
Future income tax expense (recovery)	9,152	(24,471)

Funds flow from operations	42,413	99,886
Net change in operating working capital	327	13,422

	42,740	113,308

Financing activities
Bank loans – draws	134,030	164,801
Bank loans – repayments	(97,625)	(94,957)
Debt exchange issuance costs	—	(5,067)
Premium on redemption of US Notes	—	(45,077)
Cost of reorganization	—	(4,000)
Common shares issued, net of issuance costs	57,565	9,495

	93,970	25,195

Cash flows provided by operating and financing activities	136,710	138,503

Investing activities
Property, plant and equipment expenditures	(168,084)	(187,382)
Petroleum and natural gas property acquisitions	(24,523)	(9,921)
Proceeds on sale of property, plant and equipment	371	11
Equity investments	—	(6,214)
Return of capital received, net of non-controlling interest (Note 10)	3,657	—
Net change in investing working capital	51,869	65,003

Cash flows used in investing activities	(136,710)	(138,503)

Cash, end of period	$—	$—

Interest paid	$12,458	$10,430
Current and large corporation taxes paid	$375	$665

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars)
Paramount Resources Ltd. (“Paramount”) is an independent Canadian energy company that explores for, develops, processes, transports and markets petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia.
On April 1, 2005, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta), resulting in the creation of Trilogy Energy Trust (“Trilogy”) as a new publicly-traded energy trust (the “Trilogy Spinout”). Through the Trilogy Spinout, among other things:
•	Certain properties owned by Paramount that were located in the Kaybob and Marten Creek areas of Alberta and three natural gas plants operated by Paramount became property of Trilogy (“Spinout Assets”); and,

•	Paramount received an aggregate $220 million in cash (including $30 million settlement of working capital accounts) and 79.1 million units of Trilogy (64.1 million being ultimately received by Paramount shareholders) as consideration for the Spinout Assets and related working capital adjustments.
The comparative interim consolidated financial statements for the three months ended March 31, 2005 include the results of operations and cash flows relating to the Spinout Assets.
1. Summary of Significant Accounting Policies
The Interim Consolidated Financial Statements of Paramount are stated in Canadian dollars and have been prepared following the same accounting policies and methods of their application as Paramount’s audited consolidated financial statements for the year ended December 31, 2005, except as disclosed in Note 2. Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Accordingly, the Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited consolidated financial statements for the year ended December 31, 2005.
The timely preparation of the Interim Consolidated Financial Statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates primarily relate to unsettled transactions and events as of the date of the Interim Consolidated Financial Statements. Accordingly, actual results could materially differ from those estimates.
2. Change in Accounting Policy
On January 1, 2006, Paramount adopted Section 3831 “Non-monetary Transactions” of the CICA Handbook issued by the Canadian Institute of Chartered Accountants. Under this standard, a commercial substances test replaced the culmination of earnings test as the criteria for fair value measurement, and fair value measurement is clarified. The adoption of this standard did not have a material impact on Paramount’s Interim Consolidated Financial Statements.

3. Property, Plant and Equipment

				December 31,
	March 31, 2006			2005
		Accumulated
		Depletion and	Net Book	Net Book
	Cost	Depreciation	Value	Value

Petroleum and natural gas properties	$1,069,889	$331,400	$738,489	$606,185
Gas plants, gathering systems and production equipment	402,181	85,519	316,662	303,871
Other	16,242	11,893	4,349	4,523

Total	$1,488,312	$428,812	$1,059,500	$914,579

Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $379 million (December 31, 2005 – $320 million) are currently not subject to depletion.
4. Long-term Investments and Other Assets

	March 31,	December 31,
	2006	2005

Equity accounted investments:
Trilogy Energy Trust (“Trilogy”) (market value: March 31, 2006 - $292.4 million; December 31, 2005 - $357.8 million)	$67,328	$51,665
Private oil and gas company	623	623

	67,951	52,288
Deferred financing costs net of amortization	4,032	4,179

	$71,983	$56,467

The following table provides a continuity of Paramount’s equity accounted investments:

	Three Months Ended March 31, 2006
	Trilogy Energy	Private Oil and
	Trust	Gas Company	Total

Balance at beginning of period	$51,665	$623	$52,288
Equity income for the period	10,630	—	10,630
Future income tax expense on equity income	(354)	—	(354)
Distributions	(11,277)	—	(11,277)
Dilution gain (see below)	16,383	—	16,383
Stock–based compensation expense — Trilogy employees	281	—	281

Balance at end of period	$67,328	$623	$67,951

The dilution gain for the three months ended March 31, 2006 resulted from Trilogy’s issuance of additional trust units in connection with its acquisition of a private company completed on March 31, 2006. On March 31, 2006, Paramount owned 15,035,345 of the total 91,633,395 issued and outstanding trust units of Trilogy, representing 16.4 percent of the issued and outstanding trust units of Trilogy.

5. Long-Term Debt

	March 31,	December 31,
	2006	2005

Credit facility – interest rate of 4.9 percent as at March 31, 2006 (December 31, 2005 - 4.9 percent)	$141,884	$105,479
8 1/2 percent US Senior Notes due 2013 (US $213.6 million)	249,477	248,409

	$391,361	$353,888

CREDIT FACILITIES
At March 31, 2006 the Company had a $200 million committed credit facility (limit of $183 million at March 31, 2006) with a syndicate of Canadian Banks. Borrowings under the facility bear interest at the lenders’ prime rate, bankers’ acceptance rate or LIBOR, plus an applicable margin dependent on certain conditions. The facilities are available on a revolving basis for a period of 364 days from March 30, 2006 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable. Advances drawn on Paramount’s facility are secured by a fixed and floating charge over the assets of the Company, excluding 12,755,845 of the Trilogy units owned by Paramount.
The Company had letters of credit outstanding totaling $22.9 million as at March 31, 2006. These letters of credit have not been drawn; however they reduce the amount available to the Company under the credit facility.
6. Asset Retirement Obligations
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	Three Months	Year Ended
	Ended March 31,	December 31,
	2006	2005

Asset retirement obligations, beginning of period	$66,203	$101,486
Adjustment resulting from the Trilogy Spinout	—	(65,076)
Liabilities incurred	3,377	3,614
Revisions in estimated cost of abandonment	—	22,113
Liabilities settled	(175)	(990)
Accretion expense	1,453	5,056

Asset retirement obligations, end of period	$70,858	$66,203

7. Share Capital

Class A Common Shares	Shares	Amount

Balance at December 31, 2005	66,221,675	$198,417
Issued on exercise of stock options	512,600	18,121
Issued for cash	1,200,000	56,232
Share issuance costs, net of tax benefit	—	(869)
Tax adjustment on flow-through share renunciations	—	(6,894)

Balance at March 31, 2006	67,934,275	$265,007

On March 30, 2006, Paramount completed the private placement of 600,000 Common Shares issued on a “Flow-through” basis at a price of $52.00 per share. The gross proceeds of this issue were $31.2 million. Paramount also completed the private placement of 600,000 Common Shares at a price of $41.72 per share on the same day to companies controlled by Paramount’s Chairman and Chief Executive Officer. The gross proceeds of this issue were $25.0 million.
8. Stock-based Compensation
The following table provides a continuity of Paramount’s stock options for the three months ended March 31, 2006:

	Paramount Options		Holdco Options
	Weighted		Weighted
	Average		Average
	Exercise Price	Options	Exercise Price	Options

Balance, beginning of period	$10.22	3,910,175	$5.79	1,985,375
Granted	34.16	1,404,500	—	—
Exercised	5.19	(512,850)	5.58	(176,500)
Cancelled	19.46	(93,200)	4.60	(7,500)

Balance, end of period	$17.66	4,708,625	$5.82	1,801,375

Options exercisable, end of period	$5.52	394,450	$5.12	741,250

Additional information concerning Paramount’s stock options outstanding as at March 31, 2006 is as follows:

	Outstanding			Exercisable
		Weighted
		Average	Weighted		Weighted
		Contractual	Average		Average
		Life	Exercise		Exercise
Exercise Prices	Number	(In Years)	Price	Number	Price

Paramount Options
$4.33-$4.96	1,092,225	1.8	$4.38	342,600	$4.36
$5.22-$9.48	197,000	2.7	7.28	20,000	6.64
$11.26-$41.72	3,419,400	3.9	22.59	31,850	17.29

Total	4,708,625	3.4	$17.66	394,450	$5.52

Holdco Options
$4.58-$5.52	1,475,875	1.7	$4.67	695,250	$4.66
$6.18-$8.60	115,500	2.7	7.14	11,500	7.00
$10.03-$16.37	210,000	3.2	13.19	34,500	13.80

Total	1,801,375	1.9	$5.82	741,250	$5.12

During the three months ended March 31, 2006, 176,500 Holdco Options (2005 – nil) were surrendered in exchange for a cash payment from Paramount of $3.5 million which reduced the related stock-based compensation liability.
The current portion of stock-based compensation liability of $20.8 million at March 31, 2006 (December 31, 2005 — $27.3 million) represents the value, using the intrinsic value method, of vested Holdco Options and Holdco Options vesting within the next year.
For the three months ended March 31, 2006, Paramount recognized compensation costs of $22.9 million for the New Paramount Options and recovery of $3.6 million for the Holdco Options relating to the mark-to-market valuation and time-based vesting of the options. For the three months ended March 31, 2005, Paramount recognized compensation costs related to the mark-to-market and time-based vesting valuation of Paramount Options of $3.7 million. Such compensation costs are presented as part of general and administrative expense in the Consolidated Statements of Earnings (Loss) and Retained Earnings.
9. Financial Instruments
Paramount has elected not to designate any of its financial instruments as hedges under Accounting Guideline 13, Hedging Relationships (“AcG-13”), and therefore has recognized the fair value of its financial instruments in the Interim Consolidated Financial Statements.
The changes in fair value associated with the financial instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of quoted prices, third party market indications and forecasts.
The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments:

Three Months Ended	March 31, 2006			March 31, 2005
	Net			Net
	Deferred	Mark-to		Deferred	Mark-to
	Amounts on	Market		Amounts on	Market
	Transition	Gain (Loss)	Total	Transition	Gain (Loss)	Total

Change in fair value of contracts recorded on transition	$—	$—	$—	$—	$(1,278)	$(1,278)

Amortization of deferred fair value of contracts	—	—	—	412	—	412

Net change in fair value of contracts entered into after transition	—	29,458	29,458	—	(37,773)	(37,773)

Unrealized gain (loss) on financial instruments	—	29,458	29,458	412	(39,051)	(38,639)

Realized gain (loss) on financial instruments			(961)			10,709

Net gain (loss) on financial instruments			$28,497			$(27,930)

At March 31, 2006, Paramount was a party to the following financial forward commodity contracts:

	Amount	Price	Original Term

Sales Contracts
AECO Fixed Price	10,000 GJ/d	$10.600	April 2006 – October 2006
AECO Fixed Price	10,000 GJ/d	$10.745	April 2006 – October 2006
NYMEX Fixed Price	10,000 MMBtu	US$10.140	November 2006 – March 2007
NYMEX Fixed Price	10,000 MMBtu	US$10.370	November 2006 – March 2007
WTI Fixed Price	1,000 Bbl/d	US$66.040	February 2006 – December 2006
WTI Fixed Price	1,000 Bbl/d	US$65.640	February 2006 – December 2006
Collars
AECO Costless Collar		$9.000 floor
	20,000 GJ/d	$12.500 ceiling	April 2006 - October 2006

The aggregate fair value of these contracts as at March 31, 2006 was a $24.8 million gain. The AECO Fixed Price sales contracts above were settled prior to the full term of the contract as disclosed in Note 11 – Subsequent Events.
10. Related Party Transactions
TRILOGY ENERGY TRUST
At March 31, 2006, Paramount held 15,035,345 trust units of Trilogy representing 16.4 percent of the issued and outstanding trust units of Trilogy at such time. In addition to the Trilogy trust units held by Paramount, Trilogy and Paramount have certain common members of management and directors. The following transactions have been recorded at the exchange amounts:
•	Paramount provided certain operational, administrative, and other services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, pursuant to a services agreement dated April 1, 2005 (the “Services Agreement”). The Services Agreement had an initial term ending March 31, 2006. The Services Agreement was renewed on the same terms and conditions to March 31, 2007. Under the Services Agreement, Paramount is reimbursed for all reasonable costs (including expenses of a general and administrative nature) incurred by Paramount in providing the services. The reimbursement of expenses is not intended to provide Paramount with any financial gain or loss. For the three months ended March 31, 2006, Paramount billed Trilogy an aggregate $0.6 million under the Services Agreement, which has been reflected as a reduction in Paramount’s general and administrative expenses.

•	At March 31, 2006 Paramount owed Trilogy $4.4 million, which balance includes a Crown royalty deposit claim of $5.5 million which, when refunded to Paramount, will be paid to Trilogy.

•	As a result of the Trilogy Spinout, certain employees and officers of Trilogy hold Paramount Options and Holdco Options. The stock-based compensation expense relating to these options for the three months ended March 31, 2006 amounted to $1.6 million, of which $1.3 million (82.3 percent) was charged to general and administration expense and $0.3 million (17.7 percent) was recognized in equity in net earnings of Trilogy.

•	Paramount recorded distributions from Trilogy Energy Trust totaling $11.3 million for the three months ended March 31, 2006. Distributions receivable of $3.8 million relating to distributions declared by Trilogy in March 2006 were accrued at March 31, 2006 and received in April 2006.

•	During the three months ended March 31, 2006, Paramount also had other transactions in the normal course of business with Trilogy.
GAS MARKETING LIMITED PARTNERSHIP
In March 2005, Paramount acquired an indirect 30 percent interest (25 percent net of non-controlling interest) in a gas marketing limited partnership for $7.5 million (US$6 million). In connection with this acquisition, Paramount agreed to make available for delivery an average of 150,000 GJ/d of natural gas over a five year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership with the expectation that prices received for such gas would be at or above market.
Because of market conditions, including the significant volatility of natural gas prices in the fall of 2005 and the resulting margin requirements, the partners of the gas marketing limited partnership resolved to cease commercial operations in November 2005, to dissolve the partnership in due course and, as a result, the gas marketing contract with Paramount was terminated. Paramount has received $4.4 million from the gas marketing partnership during the three months ended March 31, 2006 as a return of its investment. No receivables arising from the sale of natural gas to the gas marketing limited partnership are outstanding as at March 31, 2006.

OTHER
Certain directors, officers and employees of Paramount purchased an aggregate 608,500 Common Shares issued by Paramount for gross proceeds to Paramount of $25.4 million on March 30, 2006 as described in Note 7.
11. Subsequent Events
FINANCIAL INSTRUMENTS
Subsequent to March 31, 2006, Paramount entered into the following derivative financial instruments:

	Amount		Price		Term

Sales Contract
NYMEX Fixed Price	10,000	MMBtu/d	US$	11.15	November 2006 - March 2007
Purchase Contracts
AECO Fixed Price	10,000	GJ/d		$6.01	June 2006 - October 2006
AECO Fixed Price	10,000	GJ/d		$5.975	June 2006 - October 2006

In May 2006, Paramount terminated the following financial forward commodity contracts prior to their maturity and received an approximate $14.2 million net settlement:

	Amount		Price	Original Term

Sales Contracts
AECO Fixed Price	10,000	GJ/d	$10.600	April 2006 - October 2006
AECO Fixed Price	10,000	GJ/d	$10.745	April 2006 - October 2006
Purchase Contracts
AECO Fixed Price	10,000	GJ/d	$6.01	June 2006 - October 2006
AECO Fixed Price	10,000	GJ/d	$5.975	June 2006 - October 2006

OIL SANDS TRANSACTION
On April 11, 2006, Paramount closed a transaction with North American Oil Sands Corporation (“North American”) whereby Paramount vended its interest in certain oil sands properties to North American in exchange for nearly 50 percent of the outstanding common shares of North American. Two nominees of Paramount were added to the board of directors of North American. Paramount continues to hold its 100 percent interest in its oil sands leases in the Surmont area of Alberta.
12. Comparative Figures
Certain comparative figures have been reclassified to conform to the current period’s financial statement presentation.

Advisories
Information included in this Press Release is presented in Canadian dollars unless otherwise stated.
FORWARD-LOOKING STATEMENTS AND ESTIMATES
Certain statements included in this Press Release constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, “forecast”, “opportunities”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this Press Release include but are not limited to estimates of future capital expenditures, business strategy and objectives, reserve quantities, net revenue, estimated future production levels, exploration and development plans and the timing thereof, operating and other costs, royalty rates, expectations of the timing and quantum of future cash income taxes, expectations as to how Paramount’s working capital deficit and planned 2006 capital program will be funded and sensitivities to Paramount’s funds flow from changes in commodity prices, future exchange rates and rates of interest. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this Press Release, assumptions have been made regarding, among other things:
•	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;
•	the ability of Paramount to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Paramount to obtain financing on acceptable terms;
•	currency, exchange and interest rates;
•	future production;
•	future oil and gas prices; and
•	that no significant cash taxes will be paid by Paramount in 2006.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially

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from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:
•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and gas deposits;
•	risks inherent in Paramount’s marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Paramount’s ability to enter into or renew leases;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Paramount to add production and reserves through development and exploration activities;
•	weather;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future lawsuits and regulatory actions against Paramount; and
•	other risks and uncertainties described elsewhere in this document or in Paramount’s other filings with Canadian securities authorities.
The forward-looking statements or information contained in this Press Release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
NON-GAAP MEASURES
In this Press Release, Paramount uses the term “funds flow from operations”, “funds flow from operations per share — basic”, “funds flow from operations per share — diluted”, “operating netback”, “funds flow netback per Boe” and “net debt”, collectively the “Non-GAAP measures”, as indicators of Paramount’s financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.
“Funds flow from operations” is commonly used in the oil and gas industry to assist management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations, and refers to cash flows from operating activities before net changes in operating working capital. “Funds flow from operations” includes distributions received from investees. The most directly comparable measure to “funds flow from operations” calculated in accordance with GAAP is cash flows from operating activities. “Funds flow from operations” can be reconciled to cash flows from operating activities by adding (deducting) the net change in operating working capital as shown in the consolidated statements of cash flows. “Funds flow netback per Boe” is calculated by dividing “funds flow from operations” by the total sales volume in Boe. “Operating netback” equals petroleum and natural gas sales less royalties, operating costs and transportation. “Net debt” is calculated as current liabilities minus current assets plus long-term debt and stock-based compensation liability associated with Holdco Options. Management of Paramount believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.
Investors are cautioned that the Non-GAAP Measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

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BARRELS OF OIL EQUIVALENT CONVERSIONS
This Press Release contains disclosure expressed as “Boe”, “Boe/d”, “Mcf”, “MMcf/d”, “MMcfe/d”, “Bbl”, “Bbl/d” and “MMBbl”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.
Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.
For further information, please contact:
Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

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